via electronic mail: corporatesecretary@ckor.com

11 January 2021

Board of Directors SEACOR Holdings, Inc. 2200 Eller Drive

Fort Lauderdale FL 33316

To the Board of Directors of SEACOR Holdings:

As you know, the advisory clients of T. Rowe Price have a significant long-term investment in the company. At present, our clients own just under 3 million shares of SEACOR, around 14.6% of the shares outstanding. We are writing to notify you that we have serious concerns about the proposed tender offer by American Industrial Partners to take the company private. Under the offer’s current terms, we will not be tendering our shares.

Simply stated, our concern is that the deal carries the hallmarks of a particular, problematic type of transaction we have observed (and objected to) many times: an opportunistic transfer of value from public-market investors to private investors.

In particular, we are alarmed by the timing of the transaction. It is our view that the price of CKH shares before the offer was well below the company’s intrinsic value due to 2020 economic conditions and cyclically low activity in some of the businesses. From our perspective, the board should only consider offers that apply a reasonable valuation and control premium based on the company’s true normalized asset value and earnings power. In our view, the $41.50 bid does not reflect steady-state conditions for SEACOR.

As support for our analysis, we would refer you to the company management’s own statements and actions over the past few years. In its annual shareholder letters and other filings, SEACOR management has provided multiple examples of a gap between the book value of the company’s assets and their actual value, measured by either their value to external buyers or their earnings contributions. For example, since 2018, the company has reported $31.7 million in gains following sales of assets at much higher levels than their book values. Another example would be the older dry bulk vessels that the company carries at scrap value yet they still contribute millions of dollars in operating income per year. SEACOR’s past disclosures showing the very large gap between the book value of its assets and their insured value is yet another salient data point. In short, our view is that an offer that represents only a 2% premium over book value is demonstrably inadequate – based on the company’s own data.

Our disagreement with the board’s decision in this case boils down to the opportunistic timing of the valuation assessments performed. Conditions for the shipping industry were volatile and difficult for much of 2020, which clearly affected the market value of the company for a short period of time. With a little patience and some normalization of economic conditions, we believe SEACOR’s value would, within a reasonable time frame, significantly exceed the $41.50 offer price if it were to remain independent.

We continue to believe that SEACOR is an attractive investment for our clients, a conviction that is reflected in our sizable investment in the company. For this reason, we do not believe we would be serving our clients’ interests if we were to sell our shares to AIP at $41.50. The purpose of this letter is to explain our decision directly to the members of the board.

We will also share our perspective publicly through the filing of a copy of this letter.

 Sincerely,

David J. Wallack

Portfolio Manager

T. Rowe Price Associates, Inc.

J. David Wagner

Portfolio Manager

T. Rowe Price Associates, Inc.